Exhibit 4.1

Special Resolutions Approving Detachment and Cancellation of Contingent Right from the Class A Ordinary Shares, Adopted by Shareholders of TLGY Acquisition Corporation on April 15, 2025.

Proposal 4 — Contingent Right Proposal

RESOLVED, as a special resolution, that the detachment and cancellation of the contingent right attached to each non-redeemed Class A ordinary share sold in our initial public offering, which right entitles the holder of such Class A ordinary share to receive at least one-fourth of one redeemable warrant following the business combination redemption time, be approved, ratified and confirmed in all respects.

PROVIDED that the foregoing resolution (i) is conditioned on the approval of Proposal 1 and (ii) may not be approved or effective, at the sole discretion of the Board, if the Board resolves not to proceed for any reason within 1 month from the date of the passing of this special resolution by the shareholders otherwise such resolution shall be deemed to be approved and effective.